

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Scott Cox
Chief Executive Officer
VERDE BIO HOLDINGS, INC.
5750 Genesis Court, Suite 220B
Frisco, TX 75034

> **Re: VERDE BIO HOLDINGS, INC.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 14, 2022**
> **File No. 333-262273**

Dear Mr. Cox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Description of Business
Oil and Natural Gas Data
Proved Reserves, page 39

1. We have read your response to comment 3; however, we continue to note an inconsistency in the units of measurement used to describe the net quantities of your proved reserves in the discussion on page 40. We reissue our prior comment.

Exhibit Index
Exhibit No. 10.3 Reserve Report, page 73

2. Please obtain and file a revised reserve report to remove the figures shown in the discussion on pages 1 and 4, in Table 1 on page 2 (e.g. the line item "Total Proved") and the table on page 5 titled "Economic Summary Projection; Total; 3P Reserves Evaluation" representing the arithmetic summation of information relating to the individual estimates from the proved, probable and possible categories. Refer to question 105.01 in the Compliance and Disclosure Interpretations ("C&DIs") regarding Oil and Gas Rules.

Notes to the Consolidated Financial Statements
14. Reserve and Related Financial Data-Unaudited
Standardized Measure of Discounted Net Cash Flows, page F-28

3. The dollar amount shown as $1,180,500 in line item "standardized measure of discounted future net cash flows" and used in the reconciliation of the changes in the standardized measure that occurred during the year ended April 30, 2021 appears to correlate to an arithmetic summation of the individual discounted future net cash flows (after taxes) for proved, probable and possible reserves shown in the table on page 40. Please revise your disclosure to present the dollar amount corresponding solely to your proved reserves. Refer to FASB ASC 932-235-50-30 and 50-35.

Exhibits

4. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibit 3.1.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: J. Martin Tate, Esq.